United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: General Dynamics Corporation

Name of persons relying on exemption: The Franciscan Sisters of Allegany, NY

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton

Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities

Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Franciscan Sisters of Allegany, NY (the “Proponent”) urges shareholders to vote FOR Proposal 5, the shareholder proposal requesting a report on Human Rights Due Diligence, at the General Dynamics Corporation Annual Meeting of Shareholders on May 4, 2022.1

Proponent Rationale for Engagement

The Proponent of this shareholder proposal is a Catholic institutional investor committed to advancing justice and peace through ministry work and investment stewardship activities, including engagement with portfolio companies to support systemic change. At the time of this exempt solicitation filing, Russia’s war in Ukraine intensifies, with thousands of civilian casualties, growing accusations of war crimes, rising threats of nuclear conflict, and global economic consequences. As society grapples with so much violence, this proposal is offered to frame the question on the purpose of the Company and whether there could be a path forward that promotes peace. Ongoing conflicts in Israel-Palestine and Yemen continue to perpetuate major humanitarian crises. There is a clear moral responsibility for companies and investors to acknowledge the direct role the defense industry plays in perpetuating human rights harms in war and conflict, and all actors must contribute to appropriate remedies. The most severe human rights impacts of the defense sector are irremediable and result in the loss of life. The Proponent therefore offers this Human Rights Due Diligence proposal (“the Proposal”), supported by strong legal and financial risk arguments, to General Dynamics Corporation (the “Company”) and its shareholders as an invitation to deeply examine the business model in the context of its human rights responsibilities, so that leadership and vision be advanced to reduce the company’s business activities that cause death and destruction, and that the Company may instead have a purpose to contribute to a more positive vision for society.

When shareholders review the Board’s statement of opposition to Proposal 5, please note that the false and misleading statements about the Proponent’s intent blatantly disregard the true engagement rationale. The Proponent is motivated by responsible investing principles and are inspired by faith values that center human dignity. The Company has been unresponsive to the Proponent’s offer to meet to discuss the Proposal or a request to remove false statements about the Proponent from the Board’s opposition statement. The Company’s accusations of “radical skepticism” and “attacks” on the U.S. Government are baseless assumptions that aim to distract from and evade the Company’s responsibility to respect human rights, which is separate and distinct from the U.S. Government’s duty to protect human rights.

Summary of the Proposal

The proposal requests a report on General Dynamics Corporation’s human rights due diligence process to identify, assess, prevent, mitigate, and remedy actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	General Dynamics Corporation’s actual and potential human rights impacts resulting from the use of its weapons and defense technologies are severe and warrant heightened human rights due diligence.

The use of the Company’s weapons and defense technologies may violate the rights to life, liberty, personal security, privacy, non-discrimination, peaceful assembly, and association. The severity of these often-irremediable human rights impacts escalates the Company’s responsibilities to carry out robust and proactive human rights due diligence to prevent pursuing contracts to produce controversial weapons that are indiscriminate in nature. Corporate human rights responsibilities tied to impacts resulting from business relationships and end use of products are grounded in the UN Guiding Principles on Business and Human Rights (UNGPs) framework as well as international human rights and humanitarian laws, norms, and treaties.2

A 2019 report published by Amnesty International found that General Dynamics, along with other companies in the defense industry, is failing to meet its human rights responsibilities under the UNGPs.3 Proposal 5 documents specific cases in which prominent human rights organizations have linked General Dynamics weapons and component parts to human rights violations, including alleged war crimes resulting from civilian deaths in Yemen, Palestine, and other conflict-affected areas.4 The Company denies any linkage or responsibility despite the end use of its lethal weapons and defense directly contributing to these impacts.

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2.	Failure to meaningfully assess human rights impacts may expose the Company and its investors to material risks, including negative legal, financial, and reputational risks.

The Company is exposed to legal, financial, reputational, and regulatory risks if it does not meet its human rights responsibilities. Many of its core business areas are connected to controversial weapons or foreign sales that expose the Company to legal risks pending regulatory developments. For example, the Company’s production and sale of nuclear missile components expose the Company to heightened material risks following the entry into Force of the Treaty on the Prohibition of Nuclear Weapons (TPNW) in January 2021.5 The TPNW explicitly prohibits development, testing, production, manufacturing and stockpiling of nuclear weapons or other nuclear explosive devices, as well as any assistance with those prohibited acts. Even though the U.S. has not signed on to the TPNW, companies may be required to demonstrate that they are not conducting prohibited activities in jurisdictions that ratified the Treaty, a potentially costly endeavor. In addition to this, the TPNW serves as an important milestone in the development of the norm against nuclear weapons, and can influence the behavior of states not party, as evidenced by other weapons prohibition treaties. In addition, pressure for financial institutions to divest from the nuclear weapons industry is growing following the entry into force of the TPNW, which may limit the Company’s access to capital.6 Over 90 financial institutions appear to have stopped funding activities to the nuclear weapons industry, and almost 60 financial institutions have adopted policies to prohibit lending to the nuclear weapons industry.7 Growing divestment pressure targeted at large funds, religious institutions, and universities limits the pool of potential shareholders, and may negatively impact General Dynamic’s access to capital. Continuing to produce and sell nuclear weapons despite these mounting risks is unethical and unsustainable.

3.	The Company’s existing policies and practices fail to demonstrate a robust process for addressing adverse human rights impacts resulting from end use of high-risk products and services, including in conflict-affected areas.

Investors lack evidence of an effective human rights due diligence process. While General Dynamics recently adopted a human rights statement, its commitment and action steps are not grounded in international human rights or humanitarian law.8 It only requires compliance with U.S. law and voluntary corporate values. Despite the addition of language on “end use” and “lethal capabilities,” it does not include a commitment to address irremediable human rights impacts linked to its lethal products. General board oversight of sustainability risks and the Company’s standard ethics hotline are insufficient measures to manage the severe human rights risks and impacts linked to the end use of the Company’s core products. Based on the disclosure gaps identified above, it is clear that General Dynamics Corporation’s statements and oversight are not responsive to the Proposal’s request for reporting on the Company’s human rights due diligence process. Investor expectations for human rights due diligence, meaningful human rights disclosure, and support for mandatory due diligence regulations are increasing.9 This reporting helps investors assess whether companies are effectively identifying and managing material human rights risks, which is critical to long-term shareholder value creation.

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4.	Compliance with US law alone does not fulfill the Company’s human rights responsibilities.

Under the UNGPs, businesses have a responsibility to respect human rights that is separate and distinct from the state duty to protect human rights. While the Company’s business model is dependent on U.S. government contracts and its business is heavily regulated by federal regulations for foreign arms sales, compliance with these laws does not prevent the Company from causing, contributing, or being directly linked to human rights abuses. For example, supporting U.S. national security or foreign policy objectives may lead General Dynamics to supply weapons to allies currently involved in conflicts that result in significant civilian casualties, which may violate international human rights and humanitarian law, placing the Company at risk of being complicit in these violations. Following international human rights norms may be required when U.S. laws governing foreign arms sales do not effectively prevent human rights violations.

It is also misleading for defense companies to say they are simply following the leadership of the U.S. government when the industry itself has a significant influence in government through its lobbying for increased military spending. The “revolving door” between the Pentagon and major defense contractors also demonstrates the blurred lines between the role of government and the private sector in influencing the U.S. foreign policy agenda. General Dynamics reportedly spent over $11 million on lobbying expenditures in 2021.10

While the U.S. government has its own process for vetting foreign military sales (FMS) and direct commercial sales (DCS), the Company should also have its own robust process for assessing human rights risks before bidding on contracts and on an ongoing basis. The Company is under no obligation to bid on contracts that it deems to be misaligned with its human rights commitments, and the Company could proactively position its business model to be less reliant on the sale of high-risk products and services and doing business in conflict-affected areas.

This calls into question the Company’s corporate purpose and mission. When the Company’s business model is dependent on war and conflict to be profitable and the manufacture of deadly weapons is a core area of business, the Company is contributing to societal harm rather than good. Moving towards a corporate purpose that improves society and people’s lives will require a business model transformation, where the human rights policy is core to business strategy and decisions. This requires leadership, vision, and meaningful implementation of a commitment to respect human rights.

Conclusion

The Proponent urges all General Dynamics Corporation shareholders to vote FOR Proposal 5 on Human Rights Due Diligence and encourages the Company to take action to implement the request of the proposal.

For questions regarding Proposal 5, please contact: Gina Falada, Senior Program Associate at Investor Advocates for Social Justice and SRI Consultant to the Franciscan Sisters of Allegany, NY, via email: gfalada@iasj.org or phone: 973-509-8800.

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1 https://s22.q4cdn.com/891946778/files/doc_financials/2021/ar/General-Dynamics_2022-Proxy-Statement.pdf

2 https://www.ohchr.org/documents/publications/guidingprinciplesbusinesshr_en.pdf

3 https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

4 http://iasj.org/wp-content/uploads/General-Dynamics-Human-Rights-Disclosure-Proposal-2022-FINAL.pdf

5 https://documents-dds-ny.un.org/doc/UNDOC/GEN/N17/209/73/PDF/N1720973.pdf?OpenElement

6 https://www.icanw.org/63_billion_usd_drop_in_nuclear_weapons_investments#:~:text=A%20new%20report%20released%20by,companies%20involved%20in%20nuclear%20weapon

7 https://www.dontbankonthebomb.com/policy-analysis-report-rejecting-risk/

8 https://www.gd.com/responsibility/human-rights

9 https://investorsforhumanrights.org/sites/default/files/attachments/2020-04/The%20Investor%20Case%20for%20mHRDD%20-%20FINAL.pdf

10 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2021&id=D000000165

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